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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                       EYE CATCHING MARKETING CORPORATION
                 (Name of Small Business Issuer in its charter)

                   Nevada                                       98-0204678
       (State or other jurisdiction of                     (I.R.S. Employer
        incorporation or organization)                     Identification No.)

     Suite 106, 1460 Pandosy St., Kelowna,
          British Columbia, Canada                               V1Y 1P3
   (Address of principal executive offices)                     (Zip code)

                                 (250) 868-8177
                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)


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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Description of Business ...................................................    3

Plan of Operation .........................................................    4

Risk Factors ..............................................................   10

Description of Property ...................................................   13

Security Ownership of Certain
         Beneficial Owners and Management .................................   14

Directors, Executive Officers, Promoters
         and Control Persons ..............................................   15

Executive Compensation ....................................................   17

Certain Relationships and
         Related Transactions .............................................   18

Legal Proceedings .........................................................   18

Market for Common Equities and Related Stockholder
         Matters ..........................................................   18

Recent Sales of Unregistered Securities ...................................   19

Description of Securities .................................................   20

Indemnification of Directors and Officers .................................   21

Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure ..............................   21

Financial Statements ......................................................   22

Exhibit Index .............................................................   23

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                             DESCRIPTION OF BUSINESS

         Eye Catching Marketing Corporation (the "Company"), was incorporated on March 3, 1997 under the laws of the State of Nevada to engage in any lawful corporate purpose. Other than issuing shares to its shareholders, the Company never commenced any other operational activities. As such, the Company can be defined as a "blank check" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Plan of Operation."

         The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

         The proposed business activities classify the Company as a "blank check" company. The Securities and Exchange Commission defines such companies as "any development stage company that is issuing a penny stock (within the meaning of section 3 (a)(51) of the Securities Exchange Act of 1934) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan.

Lock-up Agreement

         Each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Evers & Hendrickson, LLP, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

Investment Company Act of 1940

         Although the Company will be subject to regulation under the Securities Act of 1933, as amended (the "'33 Act"), and the Securities Exchange Act of 1934, as amended (the "'34 Act"), management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "'40 Act"), insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the '40 Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the '40 Act and, consequently, a violation of such Act could subject the Company to material adverse consequences.

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Investment Advisors Act of 1940

         Under Section 202(a)(11) of the Investment Advisors Act of 1940, as amended, an "investment adviser" means any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. The Company shall only seek to locate a suitable merger of acquisition candidate, and does not intend to engage in the business of advising others in investment matters for a fee or otherwise.

Dissenter's Rights

         In accordance with Nevada Revised Statutes ("NRS") ss. 78.3793, on the 10th day following the acquisition of a controlling interest by an acquiring person, if the control shares are accorded full voting rights pursuant to NRS ss.ss. 78.378 to 78.3793, inclusive, and the acquiring person has acquired a majority interest of the voting shares, any stockholder of record, other than the acquiring person, who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his shares by making a written demand.

Market Makers

         The Company has not, and does not intend to enter in to discussions with broker-dealers or market makers regarding developing a trading market in its stock until a qualified merger or acquisition candidate has been identified.

Forward Looking Statements

         Because we desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the '33 Act, and Section 21E(b)(2)(D) of the '34 Act, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

                                PLAN OF OPERATION

         The Company intends to seek to acquire assets or shares of an entity actively engaged in a business that generates revenues, in exchange for its securities. We have not identified a particular acquisition target and have not entered into any negotiations regarding such an acquisition. As soon as this registration statement becomes effective under Section 12 of the '34 Act, we intend to contact investment bankers, corporate financial analysts, attorneys and other investment industry professionals through various media.

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None of our officers,  directors,  promoters or  affiliates  have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

         Depending upon the nature of the relevant business opportunity and the applicable state statutes governing the manner in which the transaction is structured, the Company's Board of Directors expects that it will provide the Company's shareholders with complete disclosure documentation concerning a potential business opportunity and the structure of the proposed business combination prior to consummation. Such disclosure is expected to be in the form of a proxy or information statement.

         While such disclosure may include audited financial statements of such a target entity, there is no assurance that such audited financial statements will be available. As part of the negotiation process, the Board of Directors does intend to obtain certain assurances of value, such as statements of assets and liabilities, material contracts, accounts receivable statements, or other indicia of the target entity's condition prior to consummating such a transaction, with further assurances that an audited statement would be provided within sixty days after closing. Closing documents will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

         Due to the Company's intent to remain a shell corporation until a merger or acquisition candidate is identified, it is anticipated that its cash requirements shall be minimal, and that all necessary capital, to the extent required, will be provided by the directors or officers. The Company does not anticipate that it will have to raise capital in the next twelve months. The Company also does not expect to acquire any plant or significant equipment.

         The  Company  has  not,  and  does  not  intend  to  enter  into,   any
arrangement, agreement or understanding with non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company. Management currently holds 60.8% of the outstanding stock in the Company. As a result, management is in a position to elect a majority of the directors and to control the Company's affairs.

         The Company has no full time employees. Our President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting approximately 5 hours each per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. The Company does not expect any significant changes in the number of employees. See "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest".

         Our officers and directors may become involved with other companies who have a business purpose similar to that of the Company. As a result, potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge with or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "Risk Factors - Affiliation With Other "Blank Check" Companies" and "Management."

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General Business Plan

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S, Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities that have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         We have, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The '34 Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the '34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers and directors, or by our shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and

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experience of management  services  which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their "due diligence" investigation. To the extent possible, the Company intends to utilize written reports and personal investigations to evaluate the above factors. We will not acquire or merge with any company that cannot provide audited financial statements within a reasonable period of time after closing of the proposed transaction.

         Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of our shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, except for our legal counsel and accountants, will be utilized by the Company to effectuate its business purposes. However, if we do retain such an outside consultant or advisor, any cash fee earned by such party will be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. We have no contracts or agreements with any outside consultants and none are contemplated.

         We will not restrict our search for any specific kind of firms, but may acquire a venture that is in its preliminary or development stage or is already operating. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. Furthermore, we do not intend to seek capital to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated a merger or acquisition.

         It is anticipated that the Company will incur nominal expenses in the implementation of its business plan. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company, for a minimum of twelve months from the date of this registration statement. If additional funding is necessary, management and or shareholders will continue to provide capital or arrange for additional outside funding. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management's agreements with the Company contain no negative covenants that would impede or prevent consummation of a proposed transaction. There is no assurance, however, that management will continue to provide capital indefinitely if a merger candidate cannot be found. If a merger candidate cannot be found in a reasonable period of time, management may be required reconsider its business strategy, which could result in the dissolution of the Company.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders. Furthermore, management may negotiate or otherwise consent to the purchase of all or a portion its stock in the Company. Any terms

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of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until a merger or acquisition is consummated, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

         While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain 20% or less of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

         As part of the Company's "due diligence" investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

         With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

         We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties, will specify certain events of default, will detail the terms of closing and the conditions that must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

         As stated previously, we will not acquire or merge with any entity that cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to the reporting requirements of the '34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the '34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Year 2000 Disclosure

         Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that we will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on us after we successfully consummate a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is consummated.

Competition

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                                  RISK FACTORS

         Our business is subject to numerous risk factors, including the following:

         No Operating History or Revenue and Minimal Assets. We have had no recent operating history nor any revenues or earnings from operations since its inception. The Company has no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

         Speculative Nature of Company's Proposed Operations. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

         Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

         No Agreement for Business Combination or Other Transaction. We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance we will be able to negotiate a business combination on terms favorable to the Company.

         No Standards for Business Combination. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other characteristics that are indicative of development stage companies.

         Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of our officers have entered into a written employment agreements with us and none is expected to do so in the foreseeable future. We have not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and its likelihood of continuing operations. See "Directors, Executive Officers, Promoters and Control Persons."

         Conflicts of Interest - General. Officers and directors of the Company may participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the event our officers or directors are involved in the management of any firm with which we transact business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serves as officers, directors or partners, or in which they or their family members own or hold any direct or indirect ownership interest.

         Affiliation With Other "Blank Check" Companies. Officers and Directors of the Company may be affiliated with other "blank check" companies that were formed previously. In the event that management identifies a candidate for a business combination, and the candidate expresses no preference for a particular company, management intends to enter into a business combination with a previously formed blank check company. As a result, there can be no assurance that there will be sufficient business opportunities to consummate a business combination.

         Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the '34 Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the '34 Act are applicable.

         Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, we do not have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance we will be successful in completing any such business combination.

         Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, our activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

         Government Regulation. Although we will be subject to the reporting requirements under the '34 Act, as amended, management believes the Company will not be subject to regulation under the '40 Act, as amended, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in the Company holding passive investment interests in a number of entities, we could be subject to regulation under the '40 Act. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the '40 Act and, consequently, violation of such Act could subject the Company to material adverse consequences.

         International Business Risk. If the Company enters into a business combination with foreign
                                      11
concern, the Company will be subject to risks inherent in business operations outside of the United States. Such risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

         Probable Change in Control and Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

         Reduction of Percentage Share Ownership Following a Business Combination. Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

         Disadvantages of Blank Check Offering. We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

         Absence of Trading Market. There currently is no trading market for the Company's stock and there is no assurance that a trading market will develop.

         State Blue Sky Registration; Restricted Resales of the Securities. Transferability of the shares of the Company's common stock is very limited because a Significant number of states have enacted regulations pursuant to their securities or so-called "Blue Sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resales of the securities of the Company, the Company shall refuse to register the securities of the Company in any state that prohibits such resale or if no exemption is available for such resale. The Company does not anticipate that a secondary trading market for the Company's securities will develop in any state until after the consummation of a business combination, if at all.

         "Penny" Stock Regulation of Broker-Dealer Sales of Company Securities. For transactions covered by Rule 15g-9 under the '34 Act, a broker-dealer must furnish to all investors in penny stocks, a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for transactions in penny stock, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that transactions in penny stock are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the rights of transactions in penny stock; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a designated security subject to the provisions of paragraph (ii) of this section unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives and obtain from the person a manually signed and dated copy of the written statement.

         A penny stock means any equity security other than a security (i) registered, or approved for registration upon notice of issuance on a national securities exchange that makes transaction reports available pursuant to 17 CFR 11Aa3-1 (ii) authorized or approved for authorization upon notice of issuance, for quotation on the Nasdaq NMS; (iii) that has a price of five dollars or more or . . . . (iv) whose  issuer has net  tangible  assets in excess of  $2,000,000 demonstrated by financial statements dated less than fifteen months previously that the broker or dealer has reviewed and has a reasonable basis to believe are true and complete in relation to the date of the transaction with the person. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities.

         Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

         Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management believes that any potential business opportunity must provide audited financial statements for review for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

                             DESCRIPTION OF PROPERTY

         The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities.

         The Company operates from its offices at Suite 106, 1460 Pandosy St., Kelowna, British Columbia, Canada. Space is provided to the Company on a rent free basis by Mr. Hemmerling, an officer and director of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Management

         The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                        Name and                   Amount and
                       Address of                  Nature of
                        Beneficial                 Beneficial       Percent of
Title of Class            Owner                      Owner            Class
--------------            -----                      -----            -----
Common                 Devinder Randhawa            152,000           30.4%
                       Suite 106
                       1460 Pandosy St.
                       Kelowna, B.C., Canada

Common                 Bob Hemmerling               152,000           30.4%
                       Suite 106
                       1460 Pandosy St.
                       Kelowna, B.C., Canada

Common                 All Officers and             304,000           60.8%
                       Directors as a
                       Group (2 persons)

         The balance of the Company's outstanding Common stock are held by 8 persons.

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

         The directors and officers of the Company are as follows:

Name                       Age      Position
----                       ---      --------
Robert Hemmerling          40       President, Chairman

Devinder Randhawa          39       Secretary, Treasurer, Director

         The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no other family relationship between any executive officer and director of the Company.

Resumes

         Robert Hemmerling, President and chairman of the Company, was appointed to his positions with the Company on March 3, 1997. In addition to his positions with the Company, since September 1996, Mr. Hemmerling has been employed with Strathmore Resources, Ltd., Kelowna, British Columbia in the investor relations department. Strathmore Resources is engaged in the business of acquiring and developing uranium properties. Prior, from January 1996 through August 1996, Mr. Hemmerling was unemployed. From January 1992 through December 1995, Mr. Hemmerling was an electrician with Concord Electric, Kelowna, British Columbia. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

         Devinder Randhawa, Secretary, Treasurer and a director, was appointed to his positions with the Company on March 3, 1997. Upon completing his MBA in1985, Mr. Randhawa has been in the venture capital/corporate finance (sub-investment banking). Mr. Randhawa was either a registered representative or an analyst for 8 years before founding RD Capital, Inc. RD Capital, Inc. is a privately held consulting firm assisting emerging companies in the resource and non-resource sectors. Mr. Randhawa was the founder of startup's such as First Smart Sensor and Strathmore Resources Ltd. Mr. Randhawa received a Bachelors Degree in Business Administration with Honors from Trinity Western College of Langley, British Columbia in 1983 and received his MBA from the University of British Columbia in 1985. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

         Bob Hemmerling, has served as President and chairman of the following companies since inception: Express Investments Associates, Inc., and Quiksilver International Holdings, Inc.

         Mr. Hemmerling has also served as Secretary and Treasurer of the following companies since inception: Above Average Investments, Inc., Amiable Investment Holdings, Ltd., Asset Dissolution Services, Ltd., Big Cat Investment Services, Inc., Blank Resources, Ltd., Blue Moon Investments, Caddo Enterprises, Inc., Century Plus Investments Corp., Consumer Marketing Corporation, Crash Course Holdings, Ltd., Cutting Edge Corner Corporation, Delightful Holdings Corporation, Eastern Management Corp., Emerald Coast Enterprises, Inc., Later Life Resources, Inc., LEK International, Modern Day

Investments, Inc., Moonwalk Enterprises, Multiple Assets & Investment, Inc., Nevada Communications, Inc., Profit Based Investments, Inc., Solid Management Corp., Sunny Skies Investments, Total Serenity Company, Inc., Tripacific Development Corp., Triwest Management Resources Corp., and United Management, Inc.


         The SEC reporting blank check companies that Bob Hemmerling served or is serving as President and director are listed on the following table:

         Incorporation Name                          File Form         Number             Date of Filing
         Express Investments Associates, Inc.        10-SB             000-27543          10-4-1999

         Devinder Randhawa, has served as President and chairman of the following companies since inception: Above Average Investments, Inc., Amiable Investment Holdings, Ltd., Asset Dissolution Services, Ltd., Big Cat Investment Services, Inc., Blank Resources, Ltd., Blue Moon Investments, Caddo Enterprises, Inc., Century Plus Investments Corp., Consumer Marketing Corporation, Crash Course Holdings, Ltd., Cutting Edge Corner Corporation, Delightful Holdings Corporation, Eastern Management Corp., Emerald Coast Enterprises, Inc., Later Life Resources, Inc., LEK International, Modern Day Investments, Inc., Moonwalk Enterprises, Multiple Assets & Investment, Inc., Nevada Communications, Inc., Profit Based Investments, Inc., Solid Management Corp., Sunny Skies Investments, Total Serenity Company, Inc., Tripacific Development Corp., Triwest Management Resources Corp., and United Management, Inc.

         Mr. Randhawa has also served as Secretary and Treasurer of the following companies since inception: Express Investments Associates, Inc., Eye-Catching Marketing, Inc., and Eye Catching Marketing Corporation

         The SEC reporting blank check companies that Devinder Randhawa served or is serving as President and director are listed on the following table:

         Incorporation Name                          File Form         Number             Date of Filing
         ------------------                          ---------         ------             --------------
         Above Average Investments, Inc.             10-SB             000-27545          10-4-1999
         Consumer Marketing Corporation              10-SB             000-27235          9-27-1999
         Eastern Management Corp                     10-SB             000-26517          6-28-1999
         LEK International                           10-SB             000-26321          6-09-1999
         Solid Management Corp                       10-SB             000-26931          8-04-1999
         Tripacific Development Corp                 10-SB             000-26683          8-02-1999
         Triwest Management Corp                     10-SB             000-27103          8-20-1999
         United Management, Inc.                     10-SB             000-27233          9-03-1999


Conflicts of Interest

         Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

         The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

                             EXECUTIVE COMPENSATION

         None of our officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the we have generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

         It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions, which range up to ten (10%) percent of the transaction price. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There  have  been  no  related   party   transactions,   or  any  other
transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

                                LEGAL PROCEEDINGS

         There is no litigation pending or threatened by or against the Company.

                       MARKET PRICE FOR COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

         There is no trading market for the Company's Common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

Market Price

         The Company's Common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on Nasdaq or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-Nasdaq over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

         Effective January 4, 1999, the National Association of Securities Dealers, Inc. (the "NASD") requires that companies listed for trading on the Bulletin Board must file a Form 10-SB that must become effective by operation of law and have no outstanding comments before trading may commence.

Holders

         There are ten (10) holders of the Company's Common stock. In April 1997, the Company issued 500,000 of its Common stock for services valued at $.0001 per share ($50.00). All of the issued and outstanding shares of the Company's Common stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

         As of the date of this report, all of the Company's Common stock are eligible for sale under Rule 144 promulgated under the '33 Act, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Dividends

         We have not paid any dividends to date, and has no plans to do so in the immediate future.

Transfer Agent

         The Company does not have a transfer agent at this time.

                     RECENT SALES OF UNREGISTERED SECURITIES

         On March 3, 1997, the Company issued 500,000 shares of Common stock to Devinder Randhawa, for $50. The Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of 500,000 shares of Common Stock to Mr. Randhawa. All of the shares of Common stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the '33 Act, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the '33 Act.

         On March 3, 1997, Mr. Randhawa gifted 152,000 shares of Common stock to Bob Hemmerling, President of the Company, and gifted 196,000 shares of Common stock to eight other shareholders for a total of 348,000 shares of Common stock. The shares were gifted to increase the number of shareholders. Mr. Randhawa relied on exemption provided by Section 4(1) of the Securities Act of 1933, as amended, for the transfer of the 348,000 shares. All of these shares are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

         As of the date of this report, all of the issued and outstanding shares of the Company's Common stock are eligible for sale under Rule 144 promulgated under the '33 Act, as amended, subject to certain limitations included in said Rule.

         However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Evers & Hendrickson, LLP, who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

         In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

                            DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 100,000,000 shares, of Common stock, par value $.0001 per share. There are 500,000 shares of Common stock issued and outstanding as of the date of this filing.

Common Stock

         All shares of Common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common stock issued and outstanding are fully paid and nonassessable. Holders of the Common stock are entitled to share pro rata in dividends and distributions with respect to the Common stock, as may be declared by the Board of Directors out of funds legally available therefor.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Article XII of the Articles of Incorporation and Article VI of the Bylaws of the Company, as amended, set forth certain indemnification rights. The Bylaws of the Company provide that the Company shall possess and may exercise all powers of indemnification of officers, directors, employees, agents and other persons and all incidental powers and authority. The Company's Board of Directors is authorized and empowered to exercise all of the Company's powers of indemnification, without shareholder action. The assets of the Company could be used or attached to satisfy any such liabilities subject to such indemnification. See Exhibit 3.1 hereto.

Disclosure of Commission Position on Indemnification for
Securities Act Liabilities

         The Nevada Revised Statutes, as amended, authorize the Company to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Articles of Incorporation provides for the indemnification of directors and officers to the full extent permitted by Nevada law.

         The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such person.

         Insofar as indemnification for liabilities arising under the '33 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the '33 Act, and is therefore unenforceable.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have not changed accountants since its formation and there are no disagreements with the findings of said accountants.

                              Financial Statements.

         The following financial statements are attached to this report and filed as a part thereof.

Table of Contents - Financial Statements  ..................................F-2
Independent Auditor's Report  ..............................................F-3
Balance Sheet ..............................................................F-4
Statement of Operations ....................................................F-5
Statement of Cash Flows ....................................................F-6
Statement of Shareholders' Equity ..........................................F-7
Notes to Financial Statements ..............................................F-8

                                 Exhibit Index


Item 1.

No.

3.1      Articles of Incorporation
3.2      Amendment to Articles of Incorporation
3.3      Bylaws
4.1      Specimen Informational Statement
4.1.1    Form of Lock-up Agreement Executed by the
         Company's Shareholders
27.1     Financial Data Schedule

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Eye Catching Marketing Corporation

Date: November 19, 1999

By: /s/           Bob Hemmerling
    ------------------------------------------------
                  Bob Hemmerling, President

By: /s/        Devinder Randhawa
    ------------------------------------------------
               Devinder Randhawa, Secretary

                       EYE CATCHING MARKETING CORPORATION

                          Audited Financial Statements

                    For the Years Ended September 30, 1999 and
                  1998 and the Period March 3, 1997 (Inception)
                           through September 30, 1999

                       Eye Catching Marketing Corporation

                                TABLE OF CONTENTS

                                                                        Page

Independent Auditors' Report                                            F-3

Financial Statements

Balance Sheet                                                           F-4

Statement of Operations                                                 F-5

Statement of Cash Flow                                                  F-6

Statement of Shareholders' Equity                                       F-7

Notes to the Financial Statements                                       F-8 to

                                                                        F-10

                          Kish Leake & Associates P.C.
                          Certified Public Accountants
                        7901 E Belleview Ave - Suite 220
                               Englewood, CO 80111
                                  303.779.5006

Independent Auditors' Report

We have audited the accompanying balance sheet of Eye Catching Marketing Corporation ( a developmental stage company), as of September 30, 1999 and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended September 30, 1999 and 1998 and period March 3, 1997 (Inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye Catching Marketing Corporation at September 30, 1999 and the results of its operations and its cash flows for the fiscal years ended September 30, 1999 and 1998 and the period March 3, 1997 (Inception) through September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company is in the development stage and has no operations as of September 30, 1999. The deficiency in working capital as of September 30, 1999 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
November 9, 1999

Eye Catching Marketing Corporation
(A Development Stage Company)
Balance Sheet

                                                                      September
                                                                       30, 1999
                                                                       --------

ASSETS                                                                   $0


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                               0

SHAREHOLDERS' EQUITY

Common Stock, $.0001 Par Value
Authorized 100,000,000 Shares; Issued
And Outstanding 500,000 Shares                                           50

Additional Paid In Capital On Common Stock                                0

Deficit Accumulated During The Development Stage                        (50)

TOTAL SHAREHOLDERS' EQUITY                                                0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $0



              The Accompanying Notes Are An Integral Part Of These
                         Audited Financial Statements.

Eye Catching Marketing Corporation
(A Development Stage Company)
Statement Of Operations

                                                                     March
                                                                     3, 1997
                                  Fiscal Year       Fiscal Year      (Inception)
                                  Ended             Ended            Through
                                  September         September        September
                                  30 1999           30, 1998         30 1999


Revenue                                $0               $0                $0

Expenses:

Office                                  0                0                50

Total                                   0                0                50

Net (Loss)                             $0               $0              ($50)

Basic (Loss) Per Common Share       $0.00            $0.00

Basic Common Shares Outstanding   500,000          500,000





              The Accompanying Notes Are An Integral Part Of These
                         Audited Financial Statements.

Eye Catching Marketing Corporation
(A Development Stage Company)
Statement Of Cash Flows

                                                                             March
                                                                             3, 1997
                                          Fiscal            Fiscal           (Inception)
                                          Year Ended        Year Ended       Through
                                          September         September        September
                                          30 1999           30, 1998         30 1999
Net (Loss) Accumulated During
 The Development Stage                       $0               $0              ($50)

Issuance Of Common Stock For
Services                                      0                0                50

                                              0                0                 0

Net Cash Flows From Operations                0                0                 0

Cash Flows From Investing Activities:         0                0                 0

Cash Flows From Financing  Activities:

Expenses paid by related entity               0                0                 0

                                              0                0                 0

Cash Flows From Financing                     0                0                 0

Net Increase In Cash                          0                0                 0
Cash At Beginning Of Period                   0                0                 0

Cash At End Of Period                        $0               $0                $0


Non - Cash Activities:

Stock Issued For Services                    $0               $0               $50


              The Accompanying Notes Are An Integral Part Of These
                          Audited Financial Statements.


Eye Catching Marketing Corporation
(A Development Stage Company)
Statement Of Shareholders' Equity

                                                                                                        Deficit
                                                                                                        Accumulated
                                                   Number Of                          Capital Paid      During The
                                                   Common            Common           In Excess         Development
                                                   Shares            Stock            of Par Value      Stage               Total
Balance At March 3, 1997                                 0             $0                $0                  $0               $0

Issuance Of Common Stock:
March 3, 1997 for Services Valued
 at $.0001 Per Share                               500,000             50                                     0               50


Net (Loss)                                                                                                  (50)             (50)


Balance At September 30, 1997, 1998, 1999          500,000            $50                $0                ($50)              $0





                    The Accompanying Notes Are An Integral Part Of These Audited Financial Statements.

Eye Catching Marketing Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1999 and 1998

Note 1 - Organization and Summary of Significant Accounting Policies

Organization:

On March 3, 1997, Eye Catching Marketing Corporation (the Company) was incorporated under the laws of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada.

Development Stage:

The company entered the Development stage in accordance with SFAS No. 7 on March 3, 1997. Its purpose is to evaluate, structure and complete a merger with, or acquisition a privately owned corporation.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal year ended September 30, 1999 and 1998 was $-0-. Cash paid for income taxes in fiscal year ended September 30, 1999 and 1998 was $-0-.

Basic (Loss) per Common Share:

Basic (Loss) per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at September 30, 1999 and September 30, 1998.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Eye Catching Marketing Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1999 and 1998

Note 2 - Capital Stock and Capital in Excess of Par Value

The Company initially authorized 25,000 shares of no par value common stock. On March 3, 1997 the Board of Directors approved an increase in authorized shares to 100,000,000 and changed the par value to $.0001. On March 3, 1997 the Company issued 500,000 shares of common stock for services valued at $.0001 per share or $50.

3 - Related Party Events

The Company maintains a mailing address at an officers place of business. This address is located at Suite 106, 1460 Pandosy Street, Kelowna, B.C., Canada, V1Y 1P3. At this time the Company has no need for an office. As of September 30, 1999 management has incurred a minimal amount of time and expense on behalf of the Company.

Note 4 - Income Taxes

At  September  30,  1999,  the  company  had net  operating  loss  carryforwards
available   for  financial   statement  and  Federal   income  tax  purposes  of
approximately $50 which, if not used, will expire in the year 2019.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of September 30, 1999, the Company has a deferred tax asset of $10 which has been fully reserved through the valuation allowance. The change in the valuation allowance for 1999 is $0.

Note 5 - Basis of Presentation

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as needed basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.

Eye Catching Marketing Corporation
(A Development Stage Company)
Notes to Financial Statements

For The Fiscal Years Ended September 30, 1999 and 1998

Note 6 - Subsequent Events

On September 1, 1999 the Company filed amended articles with the state of Nevada to change the authorized shares to the 100,000,000 originally approved by the Board of Directors on March 3, 1997. Nevada Revised Statues Section 78.385(c) treats this amendment as if it was filed on March 3, 1997 therefore giving the Company enough shares for the original issuance of 500,000 shares of common stock.

The Board of Directors approved September 30, 1999 as the Company's fiscal year end.

The Company will be filing a form 10 SB with the Securities and Exchange Commission thereby electing to be a reporting company under the Securities Act of 1934.